UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANUARY, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: January 29, 2007                     /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO

CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

--------------------------------------------------------------------------------

JANAURY 29, 2006                               TRADING SYMBOLS:     TSXV -  CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT -  C8M


          CENTRASIA INTERSECTS 50.5 METRES OF 1.15 G/T GOLD AT SEVERNY

VANCOUVER, B.C., - Centrasia Mining Corp. ("Centrasia") announces it has received assay results from the first drill hole completed at the Severny Porphyry Copper Gold prospect on its Bulakashu Project in northern Kyrgyzstan. Drill hole SV06-01 intersected a broad zone of gold mineralization hosted in an alternating sequence of propylitically altered andesite and granodiorite. The mineralized interval RETURNED AN AVERAGE GRADE OF 1.15 G/T AU AND ANOMALOUS COPPER MINERALIZATION OVER 50.5 METRES. Drill hole SV06-01 is a vertical hole drilled to a depth of 250 metres and collared within the southeastern portion of a 1arge 1km x 2 km zone of conductivity defined by the I.P.survey completed at Severny in the fall of 2006 (see October 23, 2006 News Release).

--------------------------------------------------------------------------------
DRILL HOLE         FROM       TO      INTERVAL(M)     AU (G/T)         CU (PPM)
--------------------------------------------------------------------------------

SV06-01             33       83.5        50.5*          1.15             132
Including           48        52          4.0           5.86             248
Including           49        50          1.0           11.50            581

* There is insufficient information to determine whether this interval represents true width

Within the mineralized interval reported above, two samples assayed greater than
5.0 g/t Au, 17 samples assayed greater than 1.0 g/t Au and 34 samples assayed greater than 0.50 g/t Au. Several, sporadic intervals (1 - 3 metres) of gold mineralization were also intersected from surface to 33 metres. Assays for these intervals ranged from 0.10 g/t Au to 3.94 g/t Au. Surface chip sampling at Severny last fall returned a mineralized interval of 2.27 g/t Au over 48 metres within silicified andesite along a newly exposed road cut approximately 260 metres east of drill hole SV06-01.. The silicified andesite intersected in this trench and in drill hole SV06-01 is similar in appearance to the altered andesite encountered in the previous drilling and trenching at the Karabulak prospect, 1.2 kilometres to the south.

Drilling at Severny was originally scheduled to commence mid October; however, the arrival of the drill and crew was delayed until mid December. Due to the late start, severe winter conditions and avalanche hazards associated with the terrain at Severny, only one of the six proposed drill sites was deemed safe to drill. The remainder of the drill program has been postponed until the earliest possible start up date in the spring. Given the favourable drill results, the company will consider expanding the scope of the drilling at Severny.

Douglas Turnbull, the company's President and C.E.O. states, "We are very encouraged by the mineralization and alteration we have intersected in the first hole drilled on Severny. Based on our surface work this fall, we certainly could see evidence of a large mineralizing system over a broad area on surface. It is good to see that the broad zones of gold mineralization we were sampling on surface have the potential to extend to depth. We like that fact that we are once again, seeing wide zones of 1-2 g/t gold mineralization, encompassing discreet structurally controlled zones of higher grade gold mineralization. More drilling will enable us to not only define the limits of what could be a bulk tonnage open pittable gold target, but also the distribution and orientation of the structures that are controlling the high grade gold mineralization within the target area. Obviously we are anxious to resume our drilling as soon as possible in the spring."

Centrasia's exploration programs are carried out under the supervision of the Bill Tafuri, P.Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101. Mr. Tafuri has reviewed the technical information presented in this news release. All core samples are split by saw and one half of the core is submitted to Alex Stewart Assay and Environmental Laboratories, an ISO 9001, 2000 accredited laboratory based in Kara Balta, Kyrgyzstan for analyses.

Centrasia's headquarters is in Vancouver, Canada, with exploration offices in Bishkek, Kyrgyzstan and Almaty, Kazakhstan. The company is actively engaged in the exploration and acquisition of precious and base metal projects in Central Asia, Russia and Eastern Europe. Centrasia is listed for trading on the TSX Venture Exchange under the symbol "CTM", on the Frankfurt Stock Exchange under the symbol "C8M" and on the OTCBB under the symbol "CTMHF".

To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of

CENTRASIA MINING CORP.

/s/ DOUGLAS TURNBULL
______________________
Douglas Turnbull
President & C.E.O.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.